Exhibit 99.1

Scorpio Bulkers Inc. Announces Further Upsizing and Pricing of Public Offering of Senior Notes Due 2019

MONACO -- (Marketwire) – September 15, 2014  -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that it has further upsized and priced its previously announced offering of senior unsecured notes due 2019 (the “Notes”) in a registered public offering.  The size of the offering has been further increased from the previously announced size of $60 million in aggregate principal amount of Notes to $65 million in aggregate principal amount of Notes.  The Notes will mature on   September 15, 2019 and may be redeemed in whole or in part at any time or from time to time after September 15, 2016.  The Notes will bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014.  The Company intends to use all or substantially all of the net proceeds of this offering to fund installment payments due under its newbuilding program, and the remaining amount, if any, for general corporate purposes and working capital.  The Company has also granted the underwriters a 30-day option to purchase an additional $9.75 million in aggregate principal amount of Notes.  The offering is expected to close on September 22, 2014.

In connection with this offering, the Company has filed an application to list the Notes on The New York Stock Exchange.  The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Stifel, Deutsche Bank Securities Inc. and Jefferies LLC will act as joint book-running managers for the offering.  BB&T Capital Markets, a division of BB&T Securities, LLC, Janney Montgomery Scott LLC, Wunderlich Securities, Inc and MLV & Co. will act as co-managers for the offering.

The offering may be made only by means of a prospectus. When available, copies of the prospectus related to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com; Deutsche Bank Securities Inc., Attn: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or prospectus.cpdg@db.com; or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  A registration statement relating to the Notes has been filed with the Securities and Exchange Commission and is effective.  The offering may be made only by means of a prospectus.